Exhibit (n)
DIAMOND PORTFOLIO INVESTMENT TRUST
RULE 18f-3 MULTIPLE CLASS PLAN
As of December 10, 2007
WHEREAS, The Diamond Portfolio Investment Trust (the “Trust”), a Delaware statutory trust, engages in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “1940 Act”);
WHEREAS, the Trust is authorized to create separate series, each with its own separate investment portfolio and the beneficial interest in each such series will be represented by a separate series of shares;
WHEREAS, the Trust, on behalf of the series of shares set forth on Schedule A (each a “Fund”), desires to adopt a Multiple Class Plan pursuant to Rule 18f-3 under the 1940 Act (this “Plan”);
WHEREAS, the Trust, on behalf of the Fund, employs Diamond Portfolio Advisors, LLC (the “Adviser”) as its adviser; Commonwealth Shareholder Services, Inc. (the “Administrator”) as its administrator; Fund Services, Inc. (the “Transfer Agent”) as its transfer agent; and First Dominion Capital Corp. (the “Distributor”) as its principal underwriter in connection with the sale of shares of the Fund; and
WHEREAS, the Board of Trustees of the Trust (the “Board”), including a majority of the trustees of the Trust who are not “interested persons,” as defined in the 1940 Act, of the Trust, the Adviser, or the Distributor have found this Plan, as proposed, to be in the best interests of each class of shares individually, the Fund, and the Trust as a whole;
NOW, THEREFORE, the Trust, on behalf of the Fund, hereby adopts this Plan, in accordance with Rule 18f-3 under the 1940 Act on the following terms and conditions:
1. Features of the Classes. The Fund shall offer, at the discretion of the Board, those classes of shares of a Fund as set forth on Schedule A. Each class of the Fund shall represent an equal pro rata interest in the Fund and, generally, shall have identical voting, dividend, distribution, liquidation, and other rights, preferences, powers, restrictions, limitations, qualifications, and terms and conditions, except that: (a) each class of shares shall have a different designation; (b) each class of shares shall bear only those class expenses particular to such class, as defined in Section 3 below, including if applicable, fees related to the provision of shareholder services and fees payable pursuant to a plan of distribution adopted under Rule 12b-1 under the 1940 Act (each a “Distribution Plan”); (c) each class shall have exclusive voting rights on any matter submitted to shareholders that relates solely to such class’ distribution arrangements; and (d) each class shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differs from the interests of any other class. In addition, Class A Shares, Class C Shares, Class R-3 Shares and Institutional Shares of the Fund shall have the features described in Sections 2, 3, and 4 below.

2. Distribution Fee Structure.
(a) Class A Shares. Class A Shares of the Fund shall be offered at net asset value (“NAV”) plus an initial sales charge of 5.50%, which may be reduced or eliminated for certain investors, as set forth in the Fund’s then-current prospectus. Class A Shares may be exchanged for Class A Shares of another Fund of the Trust. The Distribution Plan for Class A Shares authorizes the Trust to make payments for distribution and/or shareholder services at an annual rate of up to 0.25% of the average daily net assets of the Fund’s Class A Shares. Payments for shareholder services are limited to 0.25%. If $1,000,000 or more of Class A Shares are purchased without a sales charge and are redeemed within one year of purchase, those shares are subject to a 1.00% deferred sales charge upon redemption. Certain investors may not be subject to the 1.00% deferred sales charge upon redemptions, as set forth in the Fund’s then-current prospectus. Class A Shares redeemed within ninety (90) days of purchase may be subject to a 2.00% redemption fee upon redemption.
(b) Class C Shares. Class C Shares of the Fund shall be offered at their then current NAV without the imposition of an initial sales charge, but shall be subject to a contingent deferred sales charge (“CDSC”) of 1.00% as a percentage of the original purchase price or the redemption proceeds, whichever is less, payable upon certain redemptions as set forth in the Fund’s then-current prospectus, which may be eliminated for certain investors. Class C Shares of the Fund may be exchanged for Class C Shares of another Fund of the Trust. The Distribution Plan for Class C Shares of the Fund authorizes Class C Shares to make payments for distribution and/or shareholder services at an annual rate of up to 1.00% of the average daily net assets of the Fund’s Class C Shares. Payments for shareholder services are limited to 0.25%. Class C Shares redeemed within ninety (90) days of purchase may be subject to a 2.00% redemption fee upon redemption.
(c) Class R-3 Shares. Class R-3 Shares of the Fund shall be offered at NAV without the imposition of an initial sale charge. Class R-3 Shares may be exchanged for Class R-3 Shares of another Fund of the Trust. The Distribution Plan for Class R-3 Shares authorizes the Trust to make payments for distribution and/or shareholder services at an annual rate of up to 0.50% of the average daily net assets of the Fund’s Class R-3 Shares. Payments for shareholder services are limited to 0.25%. Class R-3 Shares redeemed within ninety (90) days of purchase may be subject to a 2.00% redemption fee upon redemption.
(d) Institutional Shares. Institutional Shares of the Fund shall be offered at their then-current NAV without the imposition of an initial sales charge. Institutional Shares may be exchanged for Institutional Shares of another Fund of the Trust. If Institutional Shares are redeemed within ninety (90) days of purchase, those shares may be subject to a 2.00% redemption fee upon redemption.
3. Allocation of Income and Expenses.
(a) The net asset value of all outstanding shares representing interests in the Fund shall be computed on the same days and at the same time. For purposes of computing net asset value, the gross investment income of the Fund shall be allocated to each class on the basis of the relative net assets of each class at the beginning of the day, adjusted for capital share activity for each class as of the prior day as reported by the Fund’s transfer agent. Realized and unrealized gains and losses for each class will be allocated based on relative net assets at the beginning of the day, adjusted for capital share activity for each class of the prior day, as reported by the Transfer Agent. To the extent practicable, certain expenses (other than Class Expenses as defined below, which shall be allocated more specifically), shall be allocated to each class based on the relative net assets of each class at the beginning of the day, adjusted for capital share activity for each class as of the prior day, as reported by the Transfer Agent. Allocated expenses to each class shall be subtracted from allocated gross income. These expenses include:
(i) Expenses incurred by the Trust (for example, fees of directors, auditors, insurance costs, and legal counsel) that are not attributable to a particular class of shares of the Fund (“Trust Level Expenses”); and
(ii) Expenses incurred by the Fund that are not attributable to any particular class of the Fund’s shares (for example, advisory fees, custodial fees, banking charges, organizational costs, federal and Blue Sky registration fees, or other expenses relating to the management of the Fund’s assets) (“Fund Expenses”).
(b) Expenses attributable to a particular class (“Class Expenses”) shall be limited to: (i) payments made pursuant to a Distribution Plan and/or shareholder servicing fees; (ii) transfer agent fees attributable to the specific class; (iii) printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of the specific class; (iv) the expense of administrative personnel and services to support the shareholders of the specific class, including, but not limited to, fees and expenses under an administrative service agreement; (v) litigation or other legal expenses relating solely to the particular class; and (vi) directors’ fees incurred as a result of issues relating to the particular class. Expenses in category (i) above must be allocated to the class for which such expenses are incurred. All other “Class Expenses” listed in categories (ii)-(vi) above may be allocated to a class but only if an officer of the Trust has determined, subject to Board approval or ratification, which of such categories of expenses will be treated as Class Expenses consistent with applicable legal principles under the 1940 Act and the Internal Revenue Code of 1986 (the “Code”).
(c) Therefore, expenses of the Fund shall be apportioned to each class of shares depending on the nature of the expense item. Trust Level Expenses and Fund Expenses shall be allocated among the classes of shares based on their relative net asset values. Approved Class Expenses shall be allocated to the particular class to which they are attributable. In addition, certain expenses may be allocated differently if their method of imposition changes. Thus, if a Class Expense can no longer be attributed to a class, it shall be charged to the Fund for allocation among the classes, as determined by the Board. Any additional Class Expenses not specifically identified above that are subsequently identified and determined to be properly allocated to one class of shares shall not be so allocated until approved by the Board in light of the requirements of the 1940 Act and the Code.

4. Quarterly and Annual Report. The directors shall receive quarterly and annual written reports concerning all allocated Class Expenses and expenditures under each Distribution Plan complying with paragraph (b)(3)(ii) of Rule 12b-1. The reports, including the allocations upon which they are based, shall be subject to the review and acceptance of the trustees of the Trust, including those trustees who are not “interested persons” of the Trust (as defined in the 1940 Act) and have no direct or indirect financial interests in the operation of the plan or in any agreements related to the plan.
5. Waiver or Reimbursement of Expenses. Expenses may be waived or reimbursed by the Adviser or any other provider of services to the Fund without the prior approval of the Board.
6. Effectiveness of Plan. This Plan shall not take effect until a majority of both (i) the trustees of the Trust and (ii) those trustees of the Trust who are not “interested persons” of the Trust, the Adviser, or the Distributor (as defined in the 1940 Act) find that the plan as proposed to be adopted, including the expense allocation, is in the best interests of each class individually and the Fund and Trust as a whole.
7. Material Modifications. This Plan may not be amended to modify its terms in a material manner, unless such amendment is approved in the manner provided for initial approval in Paragraph 6 hereof.
8. Limitation of Liability. The Board of Trustees of the Trust and the shareholders of the Fund shall not be liable for any obligations of the Fund under this Plan, and any person in asserting any rights or claims under this Plan shall look only to the assets and property of the Fund in settlement of such right or claim and not to such trustees or shareholders.
IN WITNESS WHEREOF, the Trust, on behalf of the Fund, has adopted this Multiple Class Plan effective as of the 10th day of December, 2007.

Schedule A
to the
Rule 18f-3 Multiple Class Plan
for
Diamond Portfolio Investment Trust
Dated: December 10, 2007

FUND	CLASSES
Diamond Portfolio Large Cap Quality Growth Fund	Class A Shares
Class C Shares
Class R-3 Shares
Institutional Shares